Filing Pursuant to Rule 425

Under the Securities Act Of 1933, as amended

And deemed Filed Pursuant To Rule 14(a)-6

of the Securities Exchange Act Of 1934, as amended

Filer: NavSight Holdings, Inc.

Commission File No. 001-39493

Subject Company: NavSight Holdings, Inc.

This filing relates to the proposed merger involving NavSight Holdings, Inc. with Spire Global, Inc. pursuant to the terms of that certain Business Combination Agreement, dated as of February 28, 2021, by and among NavSight Holdings, Inc. (“NavSight”), NavSight Merger Sub Inc. and Spire Global, Inc. (“Spire”).

The following communication was made available by Spire by post on Twitter on May 24, 2021.

###

The following communication is from the Just Raised podcast uploaded on May 20, 2021 interviewing Peter Platzer, Chief Executive Officer of Spire.

Just Raised with Peter Platzer – Podcast Transcript – May 20, 2021

Joe Sweeney:

Welcome to the Just Raised podcast and our series on the private space industry. I’m your host, Joe Sweeney. On this episode, we’re talking to Peter Platzer, founder and CEO of Spire and nanosatellite company, Peter just announced a $1.6 billion SPAC deal and plans to go public. So this is the first company we’ve had on the show that you’ll be able to buy stock in on the public markets, Spire manufactures all its own satellites, but their main product is data in the form of a SaaS platform for companies and governments here on Earth. Before we go to Peter, I talked to Matt Trotter, our sponsor, and head of Silicon Valley bank’s frontier tech team, about the rise of SPACs in the space industry. SPACs have been popular in the news lately, obviously. But they’re becoming the predominant vehicle for the space industry in general. And I’d love to get your take on why, especially since I know that you are closely working with a few companies personally that are preparing to SPAC.

Matt Trotter:

Well, I think what’s driving kind of SPACs in a broad perspective is there’s a need for yield in the market, if there’s not much there’s not much yield out there and traditional investment vehicles. And so I think there’s investors who are looking to get access to innovation earlier, I think you know, why SPAC have have found SPACs, in deep tech companies have been very attracted to each other is there was a big, or there still is a big funding issue with deep tech companies to the point you brought up earlier around, they’re competing against software, you know, SaaS companies, probably SaaS companies for capital. And what I mean by that is that there’s a natural pathway for SaaS companies to continue to bring on different types of capital, you get your seed round, that gets you to x and ARR, you then get your A and B round, which gets you to 10 million ARR, then you get your growth stage investor to come in. And then you go public, right, there’s that trajectory that is well defined, and groundwork laid in the deep tech world that takes longer to get to those metrics are those metrics might not even be the right metrics. And so historically, even really good companies ended up in this valley of death, where they’ve already raised money from their series A and B investors, they’ve made a lot of progress on the technology and their valuation is quite high. But they’re still really early in revenue, we’re pre revenue companies. And so they’re too far along for a series A investor, they’re not far along for our growth investor. And they’d run into this really challenging fundraising cycle, regardless of how good the company is, and SPACs have filled that void. So these companies are able to come in and get that growth stage capital that they need. And also these companies, it’s not just to grow, but they needed to build factories and satellites, and to get into space, which is expensive. And so there’s a real need for the capital to, which also makes it pretty attractive source to get capital, there’s been a number of pretty high profile space tech SPACs that they’re working through to close, hopefully closing this quarter. I think that changes the game quite a bit, because it derisks the early stage investors for companies that may need large amounts of capital down the road. It provides liquidity for the early investors. So they’re not feeling like they’re just left on the hook forever, and gives the growth, the dollars, these companies need to really invest in a lot of them. If you read their mission statement. It’s bigger than just a tech company. It’s changed the world kind of missions.

Joe Sweeney:

Well, they are going to space.

Matt Trotter:

Exactly. So they’re not small visions. And if you need to do that, that takes a lot of money and giving these world changing entrepreneurs, some capital, I think can be a pretty big deal.

Joe Sweeney:

Matt, where can people find you if people want to connect with you about the space industry? If they’re starting space companies or interested in the space? How can they connect with you online and on the web?

Matt Trotter:

Yeah, if you want to contact me, the best way is to email me at mtrotter@SVP.com.

Joe Sweeney:

Peter, thanks for coming on the show.

Peter Platzer:

My pleasure, Joe. It’s exciting to be here.

Joe Sweeney:

I would love to jump right in. So what is Spire? What do you do? And what should we know right off the bat.

Peter Platzer:

Spire is collecting data that can only be collected from space from a live satellite constellation, to solve problems here on earth. And then we collect this data once, from what is now the world’s largest multipurpose satellite constellation, over 100 satellites, 110 or so, and then we sell this data to three types of customers, civil government agencies, commercial companies, generally large corporations, and then we sell it to the defense government side.

Joe Sweeney:

Interesting. What exactly does that look like as a product?

Peter Platzer:

Absolutely. We have four big product lines, multipurpose constellation, so we have multiple sensors. On our satellites that do different things, but the various payloads that we have, are as follows. The first one, it tracks all of the world ships, it listens to the radio frequency that those ships have to emit, based on a regulatory requirement, picking up information like GPS location, its speed, its heading, its type of ship, its type of cargo, where it’s coming, where it’s going. The second payload is capable of tracking all of the world’s aircraft, and it’s picking up a similar type of information set. And then the third one is capable of generating weather information, temperature, pressure and moisture, anywhere on the planet in 3D. And then our fourth business model is a clone of Amazon AWS, but just for space. So the same way as Amazon lets you rent their infrastructure, which they use to run their business on, given that they have this massive scale. Spire has massive scale and its infrastructure in space. And on the ground, we run one of the largest ground station network in the cloud. We crunch five terabytes of data a day, and we let customers rent our infrastructure, so that they can run their business model. So those are like the four business types. And so let’s say in maritime, we might help a shipping company, not just know where all of their own vessels are, but where are the vessels of their competitors, so that they can make adjustments of when to go where and what prices to charge. Now, let’s say for the return trip, where we help ports operate more efficiently, or we help our logistics company understand where all the wares of the world in terms of global trade are. And we do that not just from a tracking perspective, which improves the bottom line, but also from a operational efficiency, which you know, especially in the maritime industry, but also the aviation industry means fuel efficiency, which means reduced carbon footprint. So what is really important for Spire is that we help our customers really serve a dual purpose, improving their bottom line, but also improving their environmental footprint driving towards net zero. And those two things very often go together as we help our customers across the world.

Joe Sweeney:

So you have a fleet of 110 satellites in low earth orbit circling the earth with few different payloads depending on whether or not they’re focused on maritime or aeronautics. And then you provide a data suite, to a set of customers in maritime, weather, and aeronautics tracking planes across the globe. Can you give us a few examples of your customers and maybe any interesting stories that you’ve found from working with some of these customers things that they found using Spire’s dataset and SaaS platform?

Peter Platzer:

Take commodity traders, right? They want to understand where’s oil going to go in terms of price, right? And so they want to know, where are all the oil ships that carry all this oil around? And they come for us? Okay, can you tell me where all the oil ships? And we say, Yes, we can. And they do that and they get like comfortable with it, and they’re like, oh, this is working really well. You know, my boss now asked me to not just trade oil, but he also wants me to trade natural gas. And so they say, oh, you know, can you help me with natural gas? Yeah, we can actually help you with that as well. And they kind of like click a checkbox and have a broader universe of ships that they attract. And then they get into it and say, you know what, it’s really great to know where the ships all are, but what I would really like to know is where they will be. Can you tell me where the ships will be? Six hours, 24 hours, two days? So yeah, yes, we can. There’s a checkbox for this analytics module. And you can get that and then they do that it says, like, you know, this fantastic, I have such a great picture of the supply side and where the oil is coming. But now what really accelerates my trading is if I could understand the demand side, and that basically means consumers using more oil, for example, because I mean, that it’s colder, they need more acquisition of its parcher, right, and so understand the weather, which is driving the consumption of oil, and we say there is a checkbox for that area, as well. And you can check it, and then you will get a picture of how the weather is going to be anywhere on this planet. And so you see the journey that a customer can take through using our products.

Joe Sweeney:

That is wild. So you have these satellites, what sensors do you actually have? Are you using cameras and video analytics to actually track oil tankers and commercial shipping vessels with shipping containers across the oceans? What does that actually look like when you’re tracking oil tankers?

Peter Platzer:

And what I forgot to say is that with a constellation of a bit over 100 satellites, we track or cover every spot on earth every 15 minutes.

Joe Sweeney:

Wow.

Peter Platzer:

So one of our satellites is covering with their receptive sensors, where you sit right now, and where I sit right now every 15 minutes. And that is not possible to do with cameras, you need radio frequency capabilities to do, so the actual sensors that we have our software defined radios, which means that they have a lot of software running on them, which defines what they do. And then, you know, powerful antennas that pick up radio frequency waves, like RF signals, that come off ships and planes and through the atmosphere from the web.

Joe Sweeney:

Wow, interesting. So to dive a little bit into the micro satellites, because I know you manufacture all of them in your own facility there in Scotland. I know the payload has evolved a lot since the beginning, from when you started them early on to now six iterations later, three iterations of the payload and a whole different set of sensors. Can you talk a little bit about the evolution of those nano satellites? I know the LEMUR to CubeSat, I think is the technical name for the devices. One of those satellites look like?

Peter Platzer:

Yeah, that’s a fascinating question, Joe. So we actually call them nano satellites, which is the classification term for satellites that go up to about 10 kilograms. And indeed, we do design all of those components, sensors in Glasgow, and then test and integrate and manufacture all of that being Glasgow, there’s more satellites built in Glasgow than anywhere else in Europe for that matter. So we are now I want to say on iteration, maybe something like 21, or 22, or something like that. And that’s just a hardware iteration. One thing that we have done from day one is we wanted to drive towards a software defined architecture. So the capabilities of our spacecraft and sensors actually does change through software upgrades. And in the last four or five years, we have done on the order of 20,000 software upgrades, every single one of them changing the capabilities and what does spacecraft do. And to put that in perspective, the starting point for Spire was a research study that I did in France as part of my, my third grader degree where I looked at the capability improvement over time of those nanosatellites. And what I found was an extremely stable 10x every five year improvement, law if you don’t want to call it, so the capability per kilogram is changing tenfold, every every five years, which is about the same speed maybe a little bit faster, maybe a little bit slower of Moore’s law, which means that the form factor of those satellites has not changed, like our first LEMUR satellite looked from the outside very similar to what we do today. Now we have it, you know, some extra cameras. And instead of one solar panel, we have now two solar panels that unfold. So there are some differences. But their visual similarity belies the tremendous capability improvement is on the inside. It’s a little bit like an iPhone, well, this small form factor doesn’t look that dramatically different from let’s say, an iPhone 5, but the internal capabilities couldn’t be more different. And the same thing is true for our LEMUR satellites.

Joe Sweeney:

Can you talk a little bit about how you build them in house.

Peter Platzer:

We can if need be build a satellite in a couple of days. And just to be very clear, we do not build satellites for other people. We do not sell satellites, we do not sell parts, no one can buy Spire technology, right? You can rent use of it, but you cannot buy it. Right? It’s the same way as Amazon doesn’t sell data centers, they let you use and rent an EC2 instance. But that’s all you can do. They own and operate the infrastructure and we do the same thing. So we don’t sell hardware ever. Like if you buy the parts then you have to integrate, and you have to test them, you get have to get the launch provider, you have to get a launch license, you have to communicational license, you have to get ground stage, you have to get ground station license, you have to get a communications approval, you have to like operate it. You have to get this massive, all this other kind of stuff. At the end of the day, it has nothing to do with your business. Because all you want to do, is let’s say that say you want to do wildfire detection. So that’s why we don’t sell parts, we just give you an API to get the data that you want to run your business.

Joe Sweeney:

We’re talking about all those different pieces that you need to get these in the air beyond just the actual parts and the satellite, it makes me wonder about how low earth orbit is regulated and what it takes to get up there. I think technically, most of space runs on maritime law. But I don’t fully understand that. So I’m curious, you have over 100 satellites in the air above the earth that go over every spot on the earth every 15 minutes. What does regulation look like in that sphere?

Peter Platzer:

Absolutely. Great. Great question. So the fundamental into like, I’m not a lawyer that probably has some lawyers. Listen to this. He’s using the wrong terms. But I think for the layman’s term, what I’m about to say is probably reasonably useful, right? There are like three main laws that are relevant. There’s the Outer Space Treaty from I think 1968, there is the liability convention. And there is the Convention on Earth Observation. One is from 1974, the other from 1975. But you’re completely right. Outerspace is similarly regulated as the open waters, it’s different laws, but it’s similarly a construct, in that it belongs to, and I always forget, space, I think belongs to everyone and celestial bodies belong to no one, or the other way around. There is like slight differences in the legal terminology, which is similar on the oceans, where the wide oceans, I think, belong to everyone. And the ocean floor, the deep ocean floor belongs to no one or something like something along those lines, there are a lot of similarities in how the open oceans and the ocean floor are treated with our space history. So those are like the legal framework. And one of the things that is stipulated by those laws is that when you launch an object into space, it legally belongs, from a territory perspective, to this launching state. And there’s four criteria which make up the launching states: who bought the rockets, who built the rocket, from what country that rocket is launched, and who built the satellite. You have to determine what that launching state is. And that then determines that that piece of satellite legally belongs to the territory of a certain country on earth. And so all space operators are licensed by their countries on which they operate that the satellite belongs to, you don’t need generally a license to launch a satellite, certain countries want some form of license for it, but generally, you don’t need a license to go into low earth orbit. But you do need a license, if you want to talk with that satellite, or if you want that satellite to talk back to you. And generally speaking, it doesn’t make much sense to have a satellite launch that then doesn’t communicate with you and as you want to communicate with the satellite, the same way as if you want to operate a radio in a country, you need a license from the radio agency or radio frequency agency of that country. And so you need a communication license to communicate with your satellite. And then the same way as like generally across the world, the use of spectrum as a limited resource is coordinated by the International Telecommunication Union, which has I don’t think, most countries if not all, countries are part of it. I think it’s one of the oldest intergovernmental bodies in existence that coordinates the use of those frequencies. And so you need not just a license from your country, but you need that coordinated license through the ITU, from that country.

Joe Sweeney:

Yeah, that’s interesting. And as you start talking about licensure, it makes me think that regulation in a lot of ways is a moat. But at the same time, there’s this interesting dynamic where on the one hand, you’re almost competing with other nanosatellite companies, which there are a few, although I’m not sure any have the size and scope of satellite constellations as you do at this point. But then you’re also at the end of the day, a SaaS company who is providing a data analytics service, and there are other companies on the ground who are working on doing similar things with data, obviously derived from very different places that aren’t satellites. How do you think about that and the growth strategy at Spire?

Peter Platzer:

Yeah, absolutely. So we have started the company based on a few very firm business principles that then led us to which type of sensors are we going to develop? And one of those business principles was we going to collect data, which can only be collected from a large satellite constellation in space. So that means there is no way to have the same data provided through terrestrial means. So we are not competing with any terrestrial companies. And so we only competing with if there were a company, which has a similarly large satellite constellation with the same type of sensors. And to give you a sense there on the sensor side, when we started out, some of the feedback early investors got from, I think it was a scientist at NASA, was what Peter and his crew is trying to do is breaking some laws of physics probably. And so we had to really solve very hard technology problems, inventing pieces of technology that did not exist, and extremely well educated space people thought is not possible. So it’s not that you can just say, “Oh, you can do I don’t know, like, look for wildfires, and then you look for ships. And that’s just as much a” No, that is not how it works. It’s very different technology, which means hardware, and software. And so when we think about competition, we look at it from their perspective, okay, who has a large constellation in the same markets as us? And generally, we find there is only one at most two companies, which have some form of capabilities that have generally substantial technology disadvantages towards our capabilities that operate in the same markets. But because we operate in four markets, and because we have the full value chain data, smart data, predictive solutions, we have substantial business model advantage on top of it, we just have very high margins. I think our projected 4-5 year margins are 90% gross margins or higher because of that business model. And when you talk about other SaaS and data companies, if they operate in let’s say, the maritime space, more likely than not, they are actually customers and partners of ours, because the only way to get the data is from us. And there might be one other source where they could get the data. So it’s not that there is like this multitude of data that is available to you, because the data can only come from a large satellite constellation. And as you pointed out earlier, there are not that many in total. And in our space that generally is at most one or two.

Joe Sweeney:

It’s fascinating. It sounds like a lot of people in the space industry didn’t think that nano satellites would work when you got started almost a decade ago. Can you talk a little bit about the difference between traditional scientific or government backed satellites and what you’re building with these nano satellites that are the size of a breadbox and have solar panel wings that pop out when they hit orbit?

Peter Platzer:

I think the best analogy for the audience to think through this is the transformation that happened when we moved from mainframe computers to personal computers that then were networked over the internet, because that is exactly what is happening in the space industry. If you think about, we started having those building size and floor sized and room size computers and call them mainframes. They were built to last for 10-15 years, they were generally custom built, they were extremely expensive, took a long time to install, operate very, very delicate equipment, not standardized in any shape or form. And then the personal computer came around. And the first iteration of it the 286, the 086, the 386, they were clearly not as capable as those room size computers. I grew up on DAX, and MAX’s and Cray computers at CERN. And then I started building those 8086, 286, 386 computers. And what was driving that disruption that happened to mainframe computers through personal computers is at the end of the day, the underlying law that you call Moore’s law, which increased the capability per kilogram for box that you can put somewhere. And then this standardized software defined nature of it, that further increases the capabilities once you have a box. Right? And then you started to network those devices and even more use cases appeared from it. And that exactly is the same thing that is happening in the space industry. That’s the research that I did, which said this as we have those traditional satellites, they have long lead times, billion dollar cost items. I think the average NASA mission has like a price tag over the last 60 years of over a billion dollar or something like that, and it you place it with something that sits on it, 10X every five year, exponential improvement curve, for the same form factor, you put it in a standardized launch box that makes it far more ubiquitous and easy to launch even large numbers of them. And then you make it software defined, so that you keep on improving and iterating on it. And then last, but not least, what we started to do recently is we started to connect those satellites, called inter satellite links, and then you start to see the exact parallel of like how this industry has evolved over the last, it’s now almost two decades is cubesat form factor was created in 1999, and Stanford and Cal Poly by Bob and Jordi, to the analogy of mainframe to personal computers.

Joe Sweeney:

Yeah, it’s surprising to think of the satellites being so closely tied to computing and advances from the personal computer to the smartphone and continually getting smaller and better. But I guess it shouldn’t be given its hardware. But it’s not what you think of when you think of giant government backed satellite. I’ve been really surprised as I talked to more people in the new space industry to see the divide between government back to space and the really new space industry that is incredibly cost conscious and focused on things like margins, which you mentioned earlier, revenue price to get into space. How do you work with the European Space Agency? And how do you think about partnering with governments to operate in space,

Peter Platzer:

Governments generally are in charge of common goods, amongst many other things, sustainable use of resources, understanding of resources, national defense, and space has always been a fantastic platform, the ultimate vantage point to support the needs of those public goods. That’s why the original use of space started off, of course, on the defense side, but then also spun off things like the GPS constellation, which is broad based uses in civilian life, and land observation from imaging satellites, all the way to some telecommunication needs, which all started off with government to launch facilities to provide some form of public good. And I think what has happened is that an additional business model, as emerged here in providing those capabilities for government as a customer, and providing those capabilities, not as a long lead time, like cost one of item. But as a short lead time, a subscription service. And governments have shifted from the buy to the subscribe model, not just in cloud computing, for example, if also done that, in using space assets, the satellite communication used to be exclusively you know, the government would buy some satellites, and then use them for satellite communication. Now, they still do that a little bit today. But the vast majority of their telecommunication needs are purchased from commercial satellite communication providers. The same thing in satellite imagery. Now, a large portion of the government’s needed imagery is purchased as a subscription. The same thing in Satellite Launch Services. And I think the last one that is going this way, is satellite weather data, which is the area that we played,

Joe Sweeney:

You pretty much covered all of it. But is there anything else in low Earth orbit that you’re contending with or any other satellites in general, given that you’re an expert in the space? I’d love to get your kind of overview? If there’s anything else that we didn’t cover in that last question?

Peter Platzer:

Yeah, I would say that there’s always amount of new use cases developed every single day. And I had the good fortune of being at a computer conference in the late 80s. And a panelist was grilled by the moderator about what is going to be the killer application for personal computers, as I said, late 80s. So it’s very early days. Yeah. Right. And that poor person was sweating and says, Well, you know, it’s difficult, but I think the killer application is going to be housewives having their recipes on a computer, and that’s why they want to have one in every single home. As we look back at this 30 years later, it’s a rather laughable answer, of course. And so I will steer away of the pitfall of trying to say something similarly stupid knowing that I probably have said something similar the stupid in retrospect after 30 years, when we listen to this again, Joe and say that, I don’t think that the most impactful use of low earth orbit has yet been invented.

Joe Sweeney:

Going back to the end product, selling satellite data is not something that that must be an interesting sale. How do you think about that when you’re going to new customers, it sounds like mostly they’re in spaces where this is very apparently useful immediately. But how do you think about your brand and making that sale of this proprietary data that you can only get from space and actually connecting it back to their use case?

Peter Platzer:

I think he said a number of highly accurate statements there. The first one is that if you are an owner of a ship, ships fleet, and you don’t know where your ships are 80% of the time, and someone comes to you and says, I can tell you where your ships are, that’s a reasonably easy conversation. Now, it is a pretty, you know, this is not a $5 a month subscription, we have six figure average sale price across all of our products. So it is definitely a human-in-the-loop sales process. In a sense, it’s classic enterprise sales, it’s a b2b btg, where you build relationships. And I think listening to the customer is an incredibly core component of solving the customer’s problem, we are fortunate that the solutions that we have apply to an extremely wide range of use cases. But because there’s like very simple knobs that are just a software configuration, as I mentioned earlier, do you want all the oil ships? Or do you want the natural gas ships? Or do you want the cruise ships? Or do you want the fishing ships, you can already see that those are very different industries and use cases. For us. It’s just a switch, right? It’s just a software configuration that makes it just like it’s zero cost or effort, so to speak, from our perspective, but really listening to the customer and her needs is absolutely critical. Now, the next element, you said is also absolutely true. The broader your brand, the better and easier those conversations will go. And that was one of the reasons why, you know, about a year and a half ago, we had talked with the board and laid out a pathway to IPO. Because the types of customers that we sell to governments, large corporations, international corporations, in particular, we sell, you know, in 30 countries today already, the added credibility that you can bring to the table as a public company, the added transparency really goes a long way in strengthening the brand.

Joe Sweeney:

Yeah, I think about the competitive piece when you talk about buying this subscription, the idea that you can look at your own fleet, but also potentially your competitors fleet. And that absolutely, yeah. And that raises some really interesting questions around, you know, I’ve seen the example of, potentially, if I wanted to invest in a big box store, like Target in Canada, I could use nanosatellites, to look at the car traffic in the parking lots. And that starts to raise questions around how is this regulated? So not necessarily imaging, but just pulling data from anywhere on the earth from space? Is there a regulatory body that covers this? Or can you essentially look anywhere you’d like because you have the satellites and then sell that information to anyone who will purchase it?

Peter Platzer:

No, you cannot. In particular, the imaging story, right? where it gets into identifiable small personal objects, is actually pretty clearly regulated. One of the three bodies of law that I mentioned, the convention Earth observation talks about that. And then each and every country has additional licensing restrictions and export restrictions and technology restrictions on what you can and what you cannot do. The stuff that we do, given that it is not imagery, and it’s not the individual people, is reasonably free from that perspective. No one complains about us measuring the weather anywhere, and in return delivering a better weather forecast. Quite the opposite. Similarly attracting ships and planes when they are overland. You know, a little bit of that happens anyway. So we’re not doing anything personally identifiable. And so the regulatory framework there is very light. If we were to say, Well, you know, let’s try to listen in on people’s cell phone conversations. That would be a whole other conversation with regulators for us to do that.

Joe Sweeney:

Yeah, so you’re not building spy satellites. Got it. One of the things that I would love to touch on too, given that we’ve talked a bit about the product, and the sales and the actual manufacturing of these satellites, and your proprietary data, and constellation is the SPAC and in particular your growth strategy and what the bull case looks like for Spire post IPO and SPAC what’s top of mind for you, as you think about leading the company into these new areas.

Peter Platzer:

So what’s top of mind for me is people and hiring. The single biggest execution risk for us is hiring the right people at the right frequency, onboarding them, inspiring them. coaching them, growing them, putting them into teams, keeping them aligned, keeping them motivated. Doing that, at this rapid pace without destroying the core culture is really top of mind. For me, we have a pretty strong culture that we built around six values over a long period of time. And we feel very protective of their culture. And we believe that keeping that culture is the foundation, or keep on growing the company not just over the next four or five years, but over the next 25-35 years. And so that’s like absolutely top of mind, what we do is the next phase, we keep on growing our sales force, we keep on growing our marketing force. That’s the big switch that has happened over the last 18 months as we continue on the growth path. And we’ve been growing over 100 percent for a number of years, our recurring revenue, and to keep on doing that we need to bring sales people and marketing people and product people and sales engineer and customer support representatives on board. We need to expand into geographies where we are not very well represented yet, we need to expand into additional verticals, where you need to, like, present the right solution to the customer based on the smart data or predictive solutions that we have. There’s also some additional data types that we are, you know, interested in accelerating a little bit bringing that onboard, those are kind of like the top of mind, the biggest things, there’s maybe some inorganic opportunities here and there as well. But I would call them more secondary in nature.

Joe Sweeney:

If any of our listeners are looking for jobs in the space industry jobs at companies like Spire, any specific roles that you’re hiring for right now?

Peter Platzer:

There’s like I don’t know how many dozens and dozens of jobs that are posted in Spire. Right, so the number of roles that are looking for a very broad,

Joe Sweeney:

One of my last questions for you is, I’m curious why you decided to go with a SPAC? And what do you think about SPACs in general, as a vehicle for the space industry, it looks like most of the private space companies that are approaching the size that you have gotten up to with rapid growth are going to go public via SPAC? How did you get to the decision of going with a SPAC versus something else? And how did you choose these investors?

Peter Platzer:

Well, honestly, as I said before, and we have been going down the pathway of getting ready for the IPO for, it’s about a year and a half, and we evaluated all options on a concurrent basis. And quite frankly, when we started out there wasn’t really attractive, I would say, SPAC partners that would make the list. And as we continually, you know, had conversations with bankers, with stock exchanges, with investors, we met Jack and Bob from NavSight. And they really struck a chord with us. They are down to earth operators with deep operational experience, great customer connections, that totally get this business model, and believe in the benefit that Spire can provide humanity and the common goods or services that governments have to provide to their citizenry. And so we just dove into this, why we continue to have conversation with the other options. In the end, everyone decided that this was the right match. And if you think about it, what SPACs in general, I’m not I’m not a SPAC expert in any shape or form, but the way I understand it, why high quality people have entered it is that SPACs allow the public investor to participate in the value creation from let’s say, $1 billion market cap to $10 billion market cap. Because even though let’s say the NASDAQ started out to give the public investor access to this value creation, which generally happens reasonably fast, and reasonably often over the last two decades, the public investor has mostly been shut out from that value creation path. And the valuation from 1 billion to 10 billion almost exclusively started to accrue to private capital roles, venture capital, growth capital, and private equity capital. And what SPACs do is like they allow investors to again, participate in this value creation from 1 billion to 10 billion, not just in the value creation from 10 billion to 100 billion, which takes substantially longer and doesn’t happen as often. And so I think that’s a powerful proposition to bring back access to value creation to public investors that they used to have in the 90s and the 2000s. And then they lost somewhere over the last one or two decades. And that’s how I think about wireless in general. You have high quality people providing that access to public investors. That’s the macro view, I would say, the micro view is that you know what I was looking at it from those are the options and I looked at direct listings, I looked at different exchanges, or with additional partners, I looked at SPACs, and as we continually evaluated them, Jack and Bob made by compelling case for them. And we have so far felt extremely validated in partnering with them, as they already inject operational experience and connections into the company.

Joe Sweeney:

Yeah, I have a million more things I could ask you. But my last question that I always ask on the show is, what’s your vision for Spire? And where do you see the company in 25 years?

Peter Platzer:

I’m glad that you phrased it this way, right? Because this is not a projection, of course, right? This is not a prediction. This is a vision. This is something that I deeply care about. And I deeply care about the generational challenge that we face, climate change, and how it is exerting its pressure on humanity, which is through the weather, which is getting more extreme, more frequently more unpredictable. And so my vision is that we can help make weather prediction as accurate as Swiss train schedules. Two weeks, three weeks, four weeks out. Because I think even what is going to happen, you can prepare for it, there’s going to be hail the size of apples, but guess what, you’re going to find a place to park your car under some shelter, if there’s gonna be like a lot of wind well you’re gonna tie down the stuff that you have in your garden. And so I feel like having knowledge of what is going to happen with the weather will be a huge contribution to us adapting to climate change. I mean, there are some estimates that say we have an economic loss because of the unpredictability of weather of $3 trillion a year. That’s a massive amount of economic loss that we’d love to be part of, in taking a big bite out of that economic loss.

Joe Sweeney:

Peter, thanks for coming on the show. I really appreciate it and have learned a ton about Spire and about space in general.

Peter Platzer:

My pleasure, I look forward to hearing when it goes live and especially from comments from your listeners about what they find interesting or what they didn’t find interesting.

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About Spire Global, Inc.

Spire is a global provider of space-based data and analytics that offers unique datasets and powerful insights about Earth from the ultimate vantage point so organizations can make decisions with confidence, accuracy, and speed. Spire uses one of the world’s largest multi-purpose satellite constellations to source hard to acquire, valuable data and enriches it with predictive solutions. Spire then provides this data as a subscription to organizations around the world so they can improve business operations, decrease their environmental footprint, deploy resources for growth and competitive advantage, and mitigate risk. Spire gives commercial and government organizations the competitive advantage they seek to innovate and solve some of the world’s toughest problems with insights from space. Spire has offices in San Francisco, CA, Boulder, CO, Washington DC, Glasgow, Luxembourg, and Singapore. On March 1, 2021 Spire announced plans to go public through an anticipated business combination with NavSight Holdings, Inc. (NYSE: NSH), to be traded on the NYSE under the ticker symbol “SPIR.” To learn more, visit spire.com.

About NavSight Holdings, Inc.

NavSight Holdings, Inc. is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. NavSight was organized with the opportunity to pursue a business combination target in any business or industry, with the intent to focus its search on identifying a prospective target business that provides expertise and technology to U.S. government customers in support of their national security, intelligence and defense missions.

Additional Information and Where to Find It

In connection with the planned business combination with Spire (the “Proposed Transaction”), NavSight has filed a Form S-4 Registration Statement (the “Registration Statement”) with the SEC, which includes a preliminary proxy statement to be distributed to holders of NavSight’s common stock in connection with NavSight’s solicitation of proxies for the vote by NavSight’s stockholders with respect to the Proposed Transaction and other matters as described in the Registration Statement, a prospectus relating to the offer of the securities to be issued to the Company’s stockholders in connection with the Proposed Transaction, and an information statement to Company’s stockholders regarding the Proposed Transaction. After the Registration Statement is declared effective, NavSight will mail a definitive proxy statement/prospectus, when available, to its stockholders. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about NavSight, the Company and the Proposed Transaction. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and definitive proxy statement/prospectus (when available) and other documents filed with the SEC by NavSight through the website maintained by the SEC at http://www.sec.gov, or by directing a request to: NavSight Holdings, Inc., 12020 Sunrise Valley Drive, Suite 100, Reston, VA 20191.

Participants in Solicitation

NavSight and the Company and their respective directors and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the Proposed Transaction. Information about the directors and executive officers of NavSight is set forth in its Form 10-K/A filed on May 12, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is included in the Registration Statement and other relevant materials filed with the SEC regarding the Proposed Transaction. Stockholders, potential investors and other interested persons should read the Registration Statement carefully before making any voting or investment decisions. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the federal securities laws with respect to the Proposed Transaction. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future capacity and development of satellites, the Company’s projected future gross margins, employee growth, future technological development related to weather, expectations of accelerating Spire’s sales and marketing efforts, expectations of product development, and the applicability of such products to Spire’s market, the strengthening of Spire’s competitive advantage, the importance of Spire’s data to Spire’s target markets, the expansion of Spire’s business to new regions and markets, Spire’s future growth, estimates and forecasts of financial and performance metrics, expectations of achieving and maintaining profitability, projections of total addressable markets, market opportunity and market share, net proceeds from the Proposed Transactions, potential benefits of the Proposed Transaction and the potential success of the Company’s market and growth strategies, and expectations related to the terms and timing of the Proposed Transaction. These statements are based on various assumptions and on the current expectations of NavSight’s and the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of NavSight and the Company. These forward-looking statements are subject to a number of risks and uncertainties, including (i) the risk that the Proposed Transaction may not be completed in a timely manner or at all, which may adversely affect the price of NavSight’s securities; (ii) the risk that the Proposed Transaction may not be completed by NavSight’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by NavSight; (iii) the failure to satisfy the conditions to the consummation of the Proposed Transaction, including the approval of the Proposed Transaction by the stockholders of NavSight, the satisfaction of the minimum trust account amount following any redemptions by NavSight’s public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the inability to complete the PIPE investment in connection with the Proposed Transaction; (v) the failure to realize the anticipated benefits of the Proposed Transaction; (vi) the effect of the announcement or pendency of the Proposed Transaction on Spire’s business relationships, performance, and business generally; (vii) risks that the Proposed Transaction disrupts current plans of Spire and potential difficulties in Spire employee retention as a result of the Proposed Transaction; (viii) the outcome of any legal proceedings that may be instituted against NavSight or Spire related to the business combination agreement or the Proposed Transaction; (ix) the ability to maintain the listing of NavSight’s securities on the New York Stock Exchange; (x) the ability to address the market opportunity for Space-as-a-Service; (xi) the risk that the Proposed Transaction may not generate expected net proceeds to the combined company; (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the Proposed Transaction, and identify and realize additional opportunities; (xiii) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; (xiv) the risk of downturns, new entrants and a changing regulatory landscape in the highly competitive space data analytics industry; and those factors discussed in NavSight’s Form S-4 filed on May 14, 2021 under the heading “Risk Factors,” and other documents of NavSight filed, or to be filed, with the SEC. If any of these risks materialize or the Company’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither NavSight nor the Company presently know or that NavSight and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect NavSight’s and the Company’s expectations, plans or forecasts of future events and views as of the date of this press release. NavSight and the Company anticipate that subsequent events and developments will cause NavSight’s and the Company’s assessments to change. However, while NavSight and the Company may elect to update these forward-looking statements at some point in the future, NavSight and the Company specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing NavSight’s and the Company’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contacts

For Spire Global, Inc.:

Investor Contact:

Michael Bowen and Ryan Gardella

SpireIR@icrinc.com

Media Contact:

Phil Denning

SpirePR@icrinc.com

For NavSight Holdings, Inc.:

Investor Contact:

Jack Pearlstein

jack@navsight.com